Eaton & Van Winkle LLP
3 Park Avenue, 16th floor
New York, New York 10016

Vincent J. McGill	Direct Dial: (212) 561-3604
Partner	Email: VMcGill@EVW.com

December 19, 2012

Office of the Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Ms. Louise Dorsey

Re:	Air Industries Group, Inc. Amendment No. 2 to Registration Statement on Form 10 Filed November 30, 2012 File No. 000-29245 Comment 9 of Staff’s Letter of Comment dated December 14, 2012

Dear Ms. Dorsey:

On behalf of our client, Air Industries Group, Inc. (the “Registrant”), an aerospace and defense company located in Bay Shore, New York, I am submitting this letter to request a waiver as to the scope of the audit opinion on the financial statements of Nassau Tool Works, Inc. for the year ended December 31, 2011, contained in the Registrant’s Registration Statement on Form 10 filed on October 2, 2012 (the “Form 10”), and the amendments thereto, and described below.

Comment 9 of Staff’s letter of comment dated December 14, 2012 with respect to Amendment No. 2 to the Registrant’s Form 10 filed on November 30, 2012, reads as follows:

“Nassau Tool Works, Inc.
Financial Statements for the Year Ended December 31, 2011

Independent Auditor’s Report, page F-52

9. We note the opinion provided for the audit for the fiscal year ended December 31, 2011 and the review report provided for the fiscal year ended December 31, 2010 contain a scope exception for the Edison VIE. Please either provide audited financial statements that contain the results of the VIE or request a waiver from the Office of the Chief Accountant for such a scope exception.”

We believe that a waiver is appropriate for the reasons set forth herein.

In June 2012 the Registrant acquired substantially all of the assets of Nassau Tool Works, Inc., an aerospace company located within 10 miles of the Registrant (the “Acquisition”).  There are included in the Registrant’s Form 10 the financial statements of Nassau Tool for the years ended December 31, 2010, and 2011, and the interim financial statements for the three months ended March 31, 2012.

Prior to the Acquisition, Nassau Tool leased its headquarters/manufacturing facility (the “Real Property”) from Edison Realty, LLC, an entity owned by the two shareholders of Nassau Tool.  Other than its interest in the Real Property and the revenue derived from the lease with Nassau Tool, Edison had no assets or operations.  Nassau Tool considered Edison to be a Variable Interest Entity (“VIE”) of Nassau Tool.

In connection with the Acquisition, the Registrant entered into a five year lease whereby it leased the Real Property from Edison.  The Registrant did not acquire Edison or the Real Property and Edison is not a VIE of the Registrant. In addition, the Registrant did not become liable for the debt Edison had related to the Real Property even though the debt had been guaranteed by Nassau Tool.  The rent payable under the lease entered into by the Registrant is the same as that payable by Nassau Tool under its lease with Edison.

 If Nassau Tool were viewed as an entity with two divisions, an operating division conducted by Nassau Tool and a real property division operated by Edison, in the Acquisition the Registrant acquired only the operating division.  Thus, the financial statements of Nassau Tool absent the impact of its VIE, Edison, is more relevant to the shareholders of Registrant than the financial statements of the combined operations. Effectively, by eliminating the impact of Edison on the financial statements of Nassau Tool included in the Registrant’s Form 10, the Registrant has provided the information in its most relevant format.

In making its presentation, the Registrant believed that it was most appropriate to style the financial statements as those of Nassau Tool since the operations it acquired were in fact all of the substantive operations conducted by Nassau Tool rather than characterize them as those of a division, which might be misleading to investors due to the implication that less than all of the operations had been acquired.  Once it was determined to refer to the financial statements as those of Nassau Tool, it became necessary to disclose that the impact of the VIE had been omitted as stated in the report of the auditor, Holtz Rubenstein Reminick.

Had the audited financial statements included the operations of Edison, in the pro forma financial statements also included in the Registrant’s Form 10, the Registrant would have had to adjust to eliminate the debt associated with the Real Property and the depreciation and the related tax impact, which was avoided by presenting the financial statements in the form included in the Registrant’s Form 10.  Likewise, the discussion in the M, D & A would have had to have been expanded to apprise the reader of the changes necessitated by the absence of the Real Property. Thus, by omitting the impact of Edison the Registrant was able to provide the reader with the relevant information in the most easily understood format.

The Nassau Tool financial statements included in the Registrant’s Form 10 also will be included in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”).  For that reason, in addition to the waiver being requested in connection with the Registrant’s Form 10, this letter should also be deemed a request for a limitation on the scope of the audit of the 2011 financials of Nassau Tool to be included in the Registrant’s 2012 Form 10-K.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Sincerely, /s/ Vincent J. McGill Vincent J. McGill

cc:	Amy Geddes John Dana Brown Margery Reich